Exhibit 5

[LETTERHEAD OF CORRERO FISHMAN HAYGOOD PHELPS WALMSLEY & CASTEIX, L.L.P.]

August 5, 2004

MidSouth Bancorp, Inc.
102 Versailles Boulevard
Lafayette, LA 70501

Ladies and Gentlemen:

     We have acted as counsel for MidSouth Bancorp, Inc. (the “Company”) in connection with the filing under the Securities Act of 1933 (the “Act”) of the Company’s registration statement on Form S-4 (the “Registration Statement”) covering up to 398,616 shares of the common stock of the Company (the “Shares”) which the Company proposes to issue to shareholders of Lamar Bancshares, Inc. (“Lamar”) in accordance with the Agreement and Plan of Merger (the “Plan”), dated as of May 27, 2004, between the Company and Lamar pursuant to which, among other things, Lamar will merge into the Company.

     For the purposes of the opinions expressed below, we have examined the Registration Statement, the Plan, the Articles of Incorporation, as amended, and By-laws, as amended, of the Company, and such other documents and sources of law as we considered necessary to render the opinions hereinafter expressed.

     Based upon the foregoing, and upon our examination of such matters as we deem necessary in order to furnish this opinion, we are of the opinion that the Shares, when issued in accordance with the terms of the Plan, will be duly authorized, validly issued, fully paid and non-assessable.

     This opinion letter is limited to the matters expressly stated herein and no opinion is implied or may be inferred beyond the matters expressly stated.

     We hereby consent (i) to be named in the Registration Statement under the heading “Legal Matters” as counsel for the Company and (ii) to the filing of this opinion as an exhibit to the Registration Statement. In so doing we do not admit that we are “experts” within the meaning of the Act.

Sincerely,
/s/ Anthony J. Correro, III
Anthony J. Correro, III